January 9, 2017

David Manion Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Mutual Fund Series Trust (the “Trust” or “Registrant”)

Dear Mr. Manion:

On October 6, 2016, you provided comments by telephone to Tanya Goins to the annual report of the Catalyst funds for the period ended June 30, 2016. Please find below a summary of those comments and the Trust's responses, which the Trust has authorized Thompson Hine LLP to make on behalf of the Trust.

Annual Report – Financial Statements:

Comment 1. The date of the audit letter is September 8, 2016, but the annual report is required to be mailed to shareholders by August 29, 2016. Please explain supplementally why this is.

Response. The administrator confirmed to the Registrant that the audit was completed after the 60th day as described in the NT-NSAR filing. Additional time was needed to confirm a portion of the amounts of open interest receivables on the Princeton Floating Rate Bond Fund so management could review the amounts prior to filing.

Comment 2. Material weaknesses were noted for the last two years. Please supplementally disclose (i) which funds were involved, (ii) whether the weaknesses resulted in any NAV errors, and (iii) whether the board was notified of the weaknesses and what actions were taken as a result.

Response. In 2015, it was the Catalyst Small Cap Insider Buying Fund; in 2016, it was the Catalyst/Princeton Floating Rate Income Fund. The weaknesses did result in NAV errors for those funds. The Board and Audit Committee were notified of the material weakness by the auditors, and write-ups were included in the Quarterly CCO Reports.

Comment 3. The Catalyst MLP & Infrastructure Fund had return of capital. Please confirm that 19a notices were sent to shareholders.

Response. The administrator has confirmed to the Registrant that 19a notices were sent to shareholders when appropriate.

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Comment 4. For and funds invested in bank loans, please confirm supplementally that fund assets are sufficient to cover any commitments and why the Registrant thinks they are sufficient.

Response. The adviser has confirmed to the Registrant that fund assets are sufficient to cover any commitments because the Fund does not use any leverage in the portfolio.

Comment 5. Please include a cover letter with any amended N-CSR or N-SAR filing explaining what is being amended.

Response. The Registrant will do so going forward.

Comment 6. The Catalyst Insider Long/Short Fund and Catalyst Macro Strategy Fund use the IQ Hedge Long/Short Beta Total Return Index and IQ Hedge Composite Beta Index, respectively, as benchmark indexes. Please explain how a hedge fund index is a broad based securities index as required.

Response. The Catalyst Macro Strategy Fund uses the S&P 500 Total Return Index as its primary benchmark index.  The Catalyst Insider Long/Short Fund will add the S&P 500 Total Return Index as its primary benchmark index and use the IQ Hedge Long/Short Beta Total Return Index as a secondary index.

Comment 7. In the MDFP for the Catalyst/Stone Beach Income Opportunity Fund, the benchmark index used (JPMorgan Mortgage-Backed Securities Index) is described as another open-end mutual fund, not an index, in footnote 1. Please select a broad-based securities index as the fund’s benchmark.

Response. The JPMorgan Mortgage-Backed Securities Index is a broad-based securities index. The footnote described it incorrectly and will be corrected going forward.

Comment 8. In the Statement of Operations, please break out the fee income on bank loans separately in accordance with Regulation S-X 6-07(1) or confirm supplementally that there was no such income.

Response. The Advisor has confirmed to the Registrant that there was no such income. The Registrant will do this going forward to the extent applicable.

Comment 9. In the MDFP for Catalyst/Auctos Multi Strategy Fund, Catalyst/MAP Global Capital Appreciation Fund, and Catalyst/MAP Global Total Return Income Fund, it does not discuss factors that effected performance and, for Catalyst/Auctos Multi Strategy Fund, it also did not discuss relevant market conditions.

Response. The adviser has confirmed to the Registrant that it will include this information going forward.

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Comment 10. In the MDFP for Catalyst/Princeton Floating Rate Income Fund, the full fiscal year is not discussed, and it states that the fund outperformed its benchmark, but the performance table does not support that. Please explain the discrepancy.

Response. The adviser has confirmed to the Registrant that a paragraph from the prior year’s MDFP inadvertently was left in the letter. The adviser will confirm the information is updated going forward.

Comment 11. In the MDFP for the Catalyst/Princeton Unconstrained Hedged Income Fund, the full fiscal year is not discussed nor is its underperformance of its benchmark. Please explain why not.

Response. The adviser has confirmed to the Registrant that this was an oversight by the adviser, and the adviser will include this information going forward.

Comment 12. In the MDFP for the Catalyst/Stone Beach Income Opportunity Fund, there is no discussion of the effect of futures on fund performance as required.

Response. The adviser has confirmed to the Registrant that it will include the information going forward.

Comment 13. The SAI for Catalyst Insider Buying Fund, Catalyst Dynamic Alpha Fund, Catalyst/Groesbeck Growth of Income Fund, Catalyst/Lyons Hedged Premium Return Fund, Catalyst/Lyons Tactical Allocation Fund, and Catalyst/MAP Global Capital Appreciation Fund states that they are not concentrated, but they appear to be concentrated in sectors. Please explain supplementally the inconsistency.

Response. The funds may concentrate in a sector from time to time, but a sector is more broad than an industry or a group of closely related industries. The funds’ concentration policy relates to any one industry or group of closely related industries, not sectors.

Comment 14. Consider explaining the large increase in portfolio turnover for the Catalyst Hedged Futures Strategy Fund in the MDFP.

Response. This information is already required to be included in the SAI, and will be included there.

Comment 15. In the MDFP for Catalyst/Groesbeck Growth of Income Fund, there is a performance percentage given that is stated XXX%.

Response. The adviser has confirmed to the Registrant that this number was inadvertently left blank.

Comment 16. The Catalyst MLP & Infrastructure Fund had 32% in limited partnerships as of 6/30. Please explain how the fund has complied with its prospectus limitation of 25% in limited partnerships.

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Response. The limitation stated in the prospectus is 25% in entities taxed as limited partnerships, not in limited partnerships generally. The adviser has confirmed to the Registrant that the Fund has complied with the limitation of no more than 25% taxed as limited partnerships.

Comment 17. The Catalyst/Princeton Floating Rate Income Fund showed interest expense but the prospectus does not mention leverage. Please explain why.

Response. The adviser has confirmed to the Registrant that the prospectus does not mention leverage because the fund does not use leverage as part of its principal strategy. The interest expenses were due to short term borrowing from the custodian to meet large redemptions and the timing of loan settlements.

Comment 18. Catalyst/Princeton Unconstrained Hedged Income Fund, it states that the fund is 10% short, but the pie chart indicates it’s 15%. The percentages in the top 5 industries table are also incorrect. The fund’s prospectus says that the fund will not have more than 60% in one fixed income asset class, but the fund had 81% in corporate bonds. The prospectus also says it will have at least 40% in floating rate securities, but it appears to be 0%. Please explain.

Response. The administrator has confirmed to the Registrant that the errors in the pie chart and top 5 holdings will be corrected going forward. The adviser has confirmed to the Registrant that the investments in corporate bonds were within the 60% limitation at the time of investment, but, due to a drop in Fund assets, the percentage increased to 81%. The prospectus is being amended to remove the 40% requirement as the amount invested in floating rate securities remains under 40%.

Comment 19. The MDFP for Catalyst/SMH Total Return Income Fund references the Catalyst/SMH High Income Fund. Please explain why.

Response. The adviser has confirmed to the Registrant that this was a typo.

Comment 20. It appears that the majority of the losses for the Catalyst/Stone Beach Income Opportunity Fund were due to its futures investments. Please consider adding futures risk in addition to the existing derivatives risk.

Response. The Registrant will consider adding futures risk in the next annual update.

Comment 21. The Catalyst Time Value Trading Fund appears to only be holding short term fixed income securities. Is this a defensive position, or is the fund ceasing operations? Also, the prospectus notes futures in the risks, but they are not in the strategy. Please revise to include them in the strategy.

Response. The holding short-term fixed income securities is part of the fund’s strategy. The fund’s strategy already mentions futures throughout.

Comment 22. Please explain how the Catalyst Macro Strategy Fund holds a 0% interest rate T-bill but no yield is reported even though such securities have a yield.

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Response. The administrator has confirmed to the Registrant that the yield or discount rate at which the T-bills was purchased was inadvertently left blank. Going forward an interest rate will be included.

Comment 23. In portfolio of investments, please ensure any investments pledged against written options or other derivatives are appropriately disclosed.

Response. The administrator has confirmed to the Registrant that collateral for any derivatives will be footnoted in the portfolio of investments going forward.

Comment 24. Four convertible bonds were misclassified for Catalyst/SMH High Income Fund. Please confirm bonds will be classified correctly going forward.

Response. The administrator has confirmed to the Registrant that these bonds will be classified as convertible bonds going forward.

Comment 25. On the statement of assets and liabilities for Catalyst Macro Strategy Fund there is a line item for broker liability. Please explain what this is.

Response. The administrator has confirmed to the Registrant that the amounts represent overdrafts at the Broker for shorts sales and options.

Comment 26. The statement of assets and liabilities should include separate line items for futures appreciation and depreciation rather than a net number.

Response. The administrator has confirmed to the Registrant that this will be done going forward.

Comment 27. The “payable to affiliates” line item includes two balances. Please break these out separately going forward or reflect the breakdown in the Notes.

Response. The administrator has confirmed to the Registrant that payable to affiliates will be broken out by each individual affiliate either in the Statement of Assets and Liabilities or in the footnotes to the financials going forward.

Comment 28. In the statement of assets and liabilities, gross balance of appreciation and depreciation for forward currency contracts should be shown separately, not just the net number.

Response. The administrator has confirmed to the Registrant that this will be done going forward.

Comment 29. Please confirm supplementally that the amounts due from the adviser are collected at the same frequency as the payments to the adviser.

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Response. The administrator has confirmed to the Registrant that amounts due from the adviser are collected at the same frequency as the payments to the adviser.

Comment 30. In the statement of assets and liabilities, break out the amounts separately for deposits with brokers and amounts due to brokers and what they are for (short sales etc) and add a discussion in the notes about it.

Response. The administrator has confirmed to the Registrant that this will be done going forward.

Comment 31. Please confirm whether the funds have borrowed money during the year and any interest paid on these amounts have been reported in accordance with Regulation S-X 6-07.4, ASC 946-225-45-5, and ASC 946-225-50-1.

Response. The administrator has confirmed to the Registrant that some Funds have borrowed money during the year and the amounts reported are in accordance with the Regulations noted above.

Comment 32. In the statement of changes in net assets, some funds have a return of capital noted but it is labeled as “paid in capital”. Please use “return of capital” going forward.

Response. The administrator has confirmed to the Registrant that this will be done going forward.

Comment 33. There were no statements of cash flows presented for the funds. Please confirm supplementally that no statement of cash flows was needed for any fund and why the Registrant believes this.

Response. The administrator has confirmed to the Registrant that no statement of cash flows was needed for any Fund because the Funds are within the scope of FASB 946 and meet all three conditions for not including a cash flow statement.

Comment 34. In the financial highlights, do not include any supplemental expense ratios in the table (such as without interest included). These ratios should only be included in the footnotes.

Response. The administrator has confirmed to the Registrant that this will be done going forward.

Comment 35. In the financial highlights for Catalyst/Princeton Floating Rate Income Fund, there is an impact shown to the total return of Class I shares from payments to affiliates for a pricing error but none is shown for Class A or C. Please explain how this is possible.

Response. The administrator has confirmed to the Registrant that the footnote reference was inadvertently not included next to the total return number for Class A and C.

Annual Report – Notes to Financial Statements:

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Comment 36. There is no discussion of the usage of derivatives. In addition, the volume of derivatives reported should be quantitative, not notional (such as average volume or range of notional values).

Response. The administrator has confirmed to the Registrant that they will consider doing this going forward.

Comment 37. In the presentation of short sales in the Notes, all costs of short sales should be outlined with their impact to the funds such as prime broker fees and interest.

Response. The administrator has confirmed to the Registrant that it will include the percentage of dividend and interest expense in the notes to financials going forward.

Comment 38. In the discussion of custodian overdrafts, include a discussion of overdrafts including any arrangements with the custodian and information regarding any lines of credit.

Response. The administrator has confirmed to the Registrant that this will be done going forward.

Comment 39. For Millburn, there are exchange contracts with Deutche Bank noted but the contracts in question (noted in footnote 1(o)) appear to be with Morgan Stanley. Please explain.

Response. The administrator has confirmed to the Registrant that this will be corrected going forward.

Comment 40. Confirm that recapture is only permitted when it occurs within three years of a waiver and is within the lesser of the expense cap in place at the time of the waiver or at the time of the recapture.

Response. The Registrant confirms that recapture is only permitted when it is within the lesser of the expense cap in place at the time of the waiver or at the time of the recapture.

With respect to the period during which waived or reimbursed expenses would be recoverable, Registrant believes that its current practice is within the position stated by the Staff, as any amount to be waived or reimbursed by an adviser is determined as of the end of the fiscal year and, thus, does not actually occur until that date. Under the operating expense limitation agreements, the advisers have agreed to waive their respective fees or reimburse the respective Fund in order to limit the Fund's annual operating expenses to the stated expense ratio as calculated on a per annum basis. While the Funds attempt to estimate the amounts to be waived or reimbursed by the advisers via accruals made throughout the year, a Fund's expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determines that such advisory fee waiver is not actually required if a fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that a fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

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Similarly, whether an adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund's annual expense ratios are below the agreed upon limits is the adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreements, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by an adviser made within these parameters would be consistent with the Staff's stated position because the waiver or reimbursement occurs at the end of the fiscal year and any recoupment would occur within three years of that date.

Registrant reiterates its commitment to assure conformity in its financial statements with GAAP principals including those included in FASB Statement of Financial Accounting Standards #5, Accounting for Contingencies, paragraph 8; FASB Statement of Financial Accounting Concepts #6, paragraph 36, Elements of Financial Statements; and AICPA 2014 Audit Guide reference 8.07.

Comment 41. The fees paid to the trustees is not shown on the statement of assets and liabilities. Please explain the accounting policy regarding the payment of trustee fees.

Response. The administrator has confirmed to the Registrant Trustee fees will be broken out going forward.

Comment 42. In the 25% ownership table, Robert Groesbeck’s name is mentioned but no percentage of any fund is shown in the table. Please explain.

Response. The administrator has confirmed to the Registrant that the percentage was inadvertently excluded.

Comment 43. No commitments and contingencies are shown in accordance with Regulation S-X 6-04.15. Please include this going forward.

Response. The adviser has confirmed to the Registrant that there are no unfunded commitments related to loans. The administrator has confirmed to the Registrant that this information will be included going forward to the extent applicable.

Comment 44. The fund of funds disclosure required by ASC 946-235-50-5 is missing for the Catalyst Intelligent Alternative Fund.

Response. The administrator has confirmed to the Registrant that this will be done going forward.

Fact sheets

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Comment 45. The fact sheets posted on the adviser’s website for the Catalyst Hedged Insider Buying Fund, Catalyst Macro Strategy Fund, and Catalyst Insider Long/Short Fund did not include interest expenses in the gross expense ratios stated. Please correct this error.

Response. The adviser has confirmed to the Registrant that the fact sheets have been corrected and that the adviser will use the numbers from the most recent prospectus going forward.

Prospectus

Comment 46. Please confirm supplementally that the expense example for class A shares that have a CDSC includes the effect of the CDSC.

Response. The expense example assumes $10,000 are invested and those shares are redeemed at the end of the periods shown. There would be no CDSC on a $10,000 investment redeemed over any period as it only applies to investments of $1,000,000 or more redeemed before 18 months.

Comment 47. For funds with a CFC, please confirm supplementally that the fee and expense tables reflects the consolidated expenses of the fund and its CFC by item (e.g. management fees) rather than just all being reflected in other expenses or in AFFE.

Response. The Registrant so confirms.

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If you have any questions or additional comments, please call Tanya Goins at (404) 541-2954.

Very truly yours,

/s/ Tanya Goins

Tanya Goins